UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 50,885,563
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,885,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 69.8% (1)
14.	Type of Reporting Person: OO

(1)	Based upon (i) 22,026,811 shares of Class A common stock and (ii) 50,885,563 shares of Class B common stock outstanding of which 29,275,232 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX HLHZ Holding LLC (“ORIX USA”) as of February 14, 2017 as reported in the Issuer’s Form 424B5 (Prospectus) filed with the Securities and Exchange Commission on February 10, 2017 (the “Prospectus”). The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 50,885,563
	9.	Sole Dispositive Power: 1,093,848
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,885,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 69.8% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 22,026,811 shares of Class A common stock and (ii) 50,885,563 shares of Class B common stock outstanding of which 29,275,232 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX USA as of February 14, 2017 as reported in the Prospectus. The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 50,885,563
	9.	Sole Dispositive Power: 1,566,579
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,885,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 69.8% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 22,026,811 shares of Class A common stock and (ii) 50,885,563 shares of Class B common stock outstanding of which 29,275,232 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX USA as of February 14, 2017 as reported in the Prospectus. The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017 (“Amendment No. 1”), which was further amended on February 18, 2017 (“Amendment No. 2”) (the Initial Schedule, Amendment No. 1 and Amendment No. 2, collectively, the “Schedule”). This Amendment amends the below sections of the Schedule to reflect the exercise of the underwriter’s over-allotment option (the “Over-allotment Option”) in connection with the public offering that was completed on February 14, 2017 (the “Offering”). It also reflects that as a result of the Offering and the Over-allotment Option, Mr. Beiser and Mr. Hotz ceased to be beneficial owners of 5% or more of the Issuer’s common stock. Because Mr. Beiser remains a trustee of the HL Voting Trust, and thus has voting control over the shares held by the HL Voting Trust, he continues to be a reporting person. Mr. Hotz ceased to be a trustee and no longer beneficially owns 5% or more of the Issuer’s common stock. Thus, he is no longer a reporting person.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3 of the Schedule:

As a result of the Over-allotment Option, the Selling Stockholders, including Messrs. Beiser and Gold, sold the following shares of the Issuers Class A common stock (received upon conversion of the Issuer’s Class B common stock):

Selling Stockholder	Number of Shares Sold
Scott L. Beiser	11,029
Irwin N. Gold	15,743
All Other Selling Stockholders	273,228
Total:	300,000

Item 3 is hereby amended by replacing paragraphs two, three and four of the Initial Schedule with the following:

Since Amendment No. 2, there was a net decrease of 305,870 shares in the HL Voting Trust, including a decrease of 300,000 shares as a result of the exercise of the Over-allotment Option. There also were changes in the direct holdings of Messrs. Beiser and Gold as set forth below.

Since Amendment No. 2, an aggregate of 5,559 shares of Class B common stock were forfeited in connection with terminations of employment and removed from the HL Voting Trust upon their retirement.

Since Amendment No. 2, as a result of the final reconciliation of the shares withheld to cover tax obligations arising from the accelerated vesting of an aggregate of 1,907,890 shares of Class B common stock granted under the Issuer’s 2006 Incentive Compensation Plan and 2016 Incentive Compensation Plan, as described in Amendment No. 2, an additional 271 shares of Class B common stock were withheld to cover such tax obligations. Such shares were subsequently retired and removed from the HL Voting Trust.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	50,885,563	(1)	50,885,563	(1)	50,885,563	(1)
Percent of class:	69.8	%(2)	69.8	%(2)(3)	69.8	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	50,885,563	(1)	50,885,563	(1)	50,885,563	(1)
Sole power to dispose or to direct the disposition of:	0		1,093,848	(3)	1,566,579	(3)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the Trust Shares, but dispositive power over only those shares which each directly owns.
(2)	Based upon (i) 22,026,811 shares of Class A common stock and (ii) 50,891,433 shares of Class B common stock outstanding of which 29,275,232 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX USA as of February 14, 2017 as reported in the Prospectus. The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.
(3)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over 1,093,848 shares of Class B common stock (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 4.7% of the Issuer’s Class A common stock. The Beiser Shares include 62,552 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
(4)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,582,322 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 6.6% of the Issuer’s Class A common stock. The Gold Shares include 48,272 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(c)	Transactions in the Issuer’s common stock within 60 Days. Except for the sales reported in Item 3 by the Selling Stockholders and in the Schedule, no other transactions in the Issuer’s Class A common stock have been effected by the Reporting Persons within the past 60 days.

(d)	Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. Under the forward share purchase agreement, as described in the Prospectus, if the Issuer’s board of directors declares a dividend payable on its Class A common stock during the period between the closing of the Offering and the settlement of the forward repurchase on April 5, 2017, ORIX USA will be entitled to receive any such dividend payable on the shares of Class B common stock subject to the forward share purchase agreement. The purchase price per share under the forward repurchase will be reduced by the amount of any such dividend and the amount payable to ORIX USA will be reduced by such amount which will be released from escrow to the Issuer. Though the HL Voting Trust disclaims beneficial ownership of the shares held by ORIX USA, it may be deemed to beneficially own the shares held by ORIX USA due to the provisions of the Stockholders’ Agreement.

Other than the above arrangement, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B common stock upon conversion) held in the name of the Reporting Persons and reported herein.

(e)	On February 14, 2017, Mr. Hotz ceased to be the beneficial owner of 5% or more of the Issuer’s common stock. On March 15, 2017. Mr. Beiser ceased to be the beneficial owner of 5% or more of the Issuer’s common stock.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold